Exhibit 99.8
Société anonyme incorporated in Gabon with a Board of Directors and share capital of $76,500,000
Headquarters: Boulevard Hourcq, Port Gentil, BP 525, Gabonese Republic
www.total-gabon.com
Registered in Port-Gentil: 2000 B 00011
Press Release
Third-Quarter 2009 Financial Results
Port-Gentil — November 12, 2009
Main Financial Indicators

						Q3 09			9M 09
						vs.			vs.
			Q3 09	Q2 09	Q3 08	Q3 08	9M 09	9M 08	9M 08

Average Brent price	$	/b	68.1	59.1	115.1	-41%	57.3	111.1	-48%

Average Total Gabon crude price	$	/b	66.4	56.1	104.2	-36%	52.8	103.0	-49%

Crude oil production from fields operated by Total Gabon	kb/d		66.4	69.5	79.4	-16%	69.5	75.7	-8%

Crude oil production from Total Gabon interests[1]	kb/d		54.3	57.1	62.8	-13%	56.9	60.3	-6%

Sales	$	M	269	317	481	-44%	810	1,528	-47%

Funds generated from operations	$	M	163	140	229	-29%	403	641	-37%

Capital expenditure	$	M	72	103	151	-53%	224	390	-43%

Net income	$	M	52	42	139	-63%	114	389	-71%

[1]	Including the oil tax reverting to the Republic as per the production sharing contracts.
Third Quarter and Nine-Month Results
Selling Price
In the third quarter, Brent averaged $68.1 per barrel, down 41% from the prior-year period, but up 15% from the second quarter of the year.
The selling price of the Mandji and Rabi Light crude oil grades marketed by Total Gabon averaged $66.4 per barrel in the third quarter of 2009, down 36% from a year earlier, but up 18% over the second quarter of the year.
The selling price of the two oil grades marketed by Total Gabon averaged $52.8 per barrel in the first nine months of the year, down 49% from $103.0 in the prior-year period, in line with Brent price trends over the period.

Production
Total Gabon’s equity share1 of operated and non-operated oil produced averaged 54,300 barrels per day in the third quarter, down 13% from 62,800 barrels per day in the prior-year period and 5% from 57,100 barrels per day in the second quarter 2009. The decreases can be attributed to the following factors.
Third Quarter 2009 versus Third Quarter 2008
•	An 8% decrease resulting from naturally declining output from certain fields, notably Baudroie Nord Marine, Gonelle and Port-Gentil Océan, which was partially offset by optimizing existing wells and bringing on stream new wells.

•	A 5% decrease related to longer scheduled and unscheduled shutdowns in the third quarter compared to the prior-year period, for both operated and non-operated production. Operated production was shut-in due to a strike in July.
Third Quarter 2009 versus Second Quarter 2009
•	A 2% decrease resulting from naturally declining output from certain fields, which was partially offset by optimizing existing wells and bringing on stream new wells.

•	A 3% decrease related to longer scheduled and unscheduled shutdowns in the third quarter 2009 compared to the previous quarter, for both operated and non-operated production, respectively a strike in July and a maintenance shutdown on Shell Gabon-operated Rabi-Kounga.
The loss of equity production arising from the strike between July 17 and 26 is estimated at 393,000 barrels, or less than 2% of annual production.
Sales
Third quarter sales amounted to $269 million, down 44% from $481 million in the third quarter of 2008 and 15% from $317 million in the second quarter of 2009. The later decrease was mainly due to fewer liftings, which were not fully offset by the higher average selling price.
Sales in the first nine months of the year were down 47% to $810 million, in line with average selling price trends over the period.
Net Income
Third quarter net income slid 63% to $52 million from $139 million in the prior-year period mainly due to lower Brent prices and fewer cargoes shipped, but was up 22% compared to the second quarter net income of $42 million. The increase was mainly due to lower operating expenses and taxes as well as to the increase in Brent prices in the third quarter.
For the first nine months of the year, net income amounted to $114 million, down 71% from $389 million in the first nine months of 2008, in line with Brent price trends, operations costs and amortization expenses over the period.
Capital Expenditure
Capital expenditure stood at $72 million in the third quarter, down from $151 million in the prior-year period and $103 million in the second quarter of this year. Capital expenditure mainly consisted of continued redevelopment of the Anguille field and completion of the TRM 29 well on the Torpille field.
Funds Generated from Operations
In light of the above, funds generated from operations amounted to $163 million in the third quarter, a decrease of 29% from the prior-year figure of $229 million and an increase of 16% over the second-quarter figure of $140 million.

[1]	Including the oil tax reverting to the Republic as per the production sharing contracts.

Third Quarter 2009 Highlights
Situation in Port-Gentil
Violent demonstrations erupted in Port-Gentil between September 3 and 6 which impacted Total Gabon’s activities. These activities were able to resume gradually from Monday, September 7. These events didn’t lead to losses of production.
Board of Directors Meeting on August 28
Chaired by Jacques Marraud des Grottes, the Board of Directors of Total Gabon met on August 28 and reviewed the financial accounts for first-half 2009. The Interim Financial Report of June 30, 2009 was published on August 28.
The Board also appointed two new directors:
•	Serge Matesco, succeeding Jean-Michel Salvadori.

•	Henri-Max Ndong Nzué, succeeding Jean-François Daganaud.
Brent Price and Euro/Dollar Exchange Rate
In the third quarter, Brent averaged $68.1 per barrel, down 41% from the prior-year period, but up 15% from the second quarter of the year. The euro/dollar exchange rate averaged $1.43 per euro in the third quarter, versus $1.51 in the prior-year period and $1.36 in second-quarter 2009.
Brent averaged $57.3 per barrel in the first nine months of the year, down 48% from the first nine months of 2008. The euro/dollar exchange rate averaged $1.37 in the first nine months of the year, versus $1.52 in the prior-year period.
Operated Activities
Acreage and Exploration
Processing of the seismic shot in the first quarter 2008 in the northeastern area of the Diaba license was completed in September. Interpretation will continue until the end of the year.
Processing of the 1,215 kilometers of 2D seismic data acquired in April 2009 in the southwestern area of the license will continue until the end of the year.
A call for tenders for the acquisition of around 5,000 square kilometers of 3D seismic (with an option for a further 1,000 square kilometers) in the central area of the license was issued in July. The contract was awarded in October 2009 and the seismic acquisition is scheduled to begin in early 2010.
Anguille Field Redevelopment
The fracturing program was completed in early July. Four stimulation operations and acid well treatment were performed. This work marked the completion of Phase I of the redevelopment project. The drilling and stimulation equipment was removed beginning of July 2009.
Technical bids for the construction of one or two wellhead platforms and for the supply of electrical cables to connect onshore power generation units to offshore platforms were submitted in late August. A call for tenders was issued in September for an offshore rig to drill new wells on the Anguille field in early 2010.
Media Contact:     Phénélope Sémavoine      +33 (0) 1 47 44 76 29